UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE
THOMASVILLE, GEORGIA 31757

FORM
11-K
REPORT

Flowers Foods, Inc.
401(k) Retirement Savings Plan

Note:
All other schedules required by 29 CFR
2520.103-10
of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To
the Administrator and Plan Participants of Flowers Foods, Inc. 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan
(the “Plan”) as of December 31, 2024
and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024
has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, FL
June 25, 2025
We have served as the Plan’s auditor since 2001.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	December 31,
	2024	2023
Assets
Investments, at fair value
Collective investment trust funds	$535,655,589	$484,397,617
Mutual funds	289,902,003	268,942,119
Flowers Foods, Inc. Common Stock Fund	33,758,334	41,258,348

Total investments, at fair value	859,315,926	794,598,084
Receivables
Employer contributions	—	656,544
Participant contributions	—	679,786
Notes receivable from participants	23,328,496	22,162,840

Total receivables	23,328,496	23,499,170

Net assets available for benefits	$882,644,422	$818,097,254

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

2024
Additions to net assets attributed to Investment income:
Dividends	$15,856,925
Interest	2,298,863
Net appreciation in fair value of investments	84,210,905

Total investment income	102,366,693
Interest income on notes receivable from participants Contributions:	1,700,359
Employer	33,932,607
Participants	39,023,886
Rollovers	2,588,847

Total contributions	75,545,340

Total additions	179,612,392
Deductions from net assets attributed to Benefit payments	(116,421,779)
Administrative expenses	(871,195)

Total deductions	(117,292,974)

Net increase prior to plan merger	62,319,418
Plan merger	2,227,750

Net increase in net assets	64,547,168
Net assets available for benefits at beginning of year	818,097,254

Net assets available for benefits at end of year	$882,644,422

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

1.	Description of the Plan
The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Empower Trust Company LLC and Empower Retirement, (“Empower”) is the trustee and record-keeper of the Plan, respectively.
On October 31, 2022, the Plan was amended to accept any transfer of assets from the terminated Holsum Bakery Bakers’ and Sanitors’ Pension Plan. On July 1, 2024, the assets of these plans were transferred into the Plan in the amount of $2,227,750.
Eligibility
for Participation
Employees are eligible
to participate
in the Plan starting with the first pay period following a
30-day
waiting period from the date of hire. Employees are automatically enrolled in the Plan with a 3% employee contribution rate after 30 days following the completion of the
30-day
waiting period. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 10%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage, they can change the initial automatic contribution percentage. These changes can be made at any time, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions
Allowable employee contributions, which may be made as
pre-tax
contributions and/or Roth contributions, can be up to 75% of the participant’s compensation, up to the Internal Revenue Service (“IRS”) maximum amount of $23,000 in 2024. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make $7,500 of catch-up
contributions in 2024.
The Company provides matching contributions generally equal to 50% of the first 1% to 6% of the participant’s elective contributions with a maximum match of 3%. Also, the Company makes a basic contribution, as described in the Plan, of 3% of the participant’s compensation per payroll period whether the employee makes any employee contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.
The Plan accepts rollovers from other
tax-qualified
and
tax-advantaged
plans.

Vesting
Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.
Notes Receivable from Participants
Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from
1-5
years or up to 15 years for a principal residence loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 9.75% to 10.5% for outstanding participant loans as of December 31, 2024, and 9.5% to 10.5% for December 31, 2023. The applicable rate for any loans issued on December 31, 2024, was 9.75% and the rate for loans issued on December 31, 2023, was 10.5%.
Administrative Expenses
Administrative fees charged by the trustee relating to notes receivable from participants and in-service
distributions for hardship withdrawal purposes are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. The administrative fee per year was $43 in 2024. The fee is charged monthly, and all participants pay the same fee. Fees paid to the trustee, a related party, were $871,195 for the year ended December 31, 2024. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.
Distribution of Benefits
Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $
5,000
or less. Balances more than $
5,000
can remain in the plan until the participant reaches the required minimum distribution age of 72
(70-1/2
for individuals who reached age
70-1/2
prior to January 1, 2020). Once a terminated vested participant reaches the required minimum distribution age, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained such age.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See
N
ote 5, Fair Value Measurements, for discussion of fair value measurements.
The Plan invests in investment contracts through a collective trust.
Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend
date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2024, or 2023.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

3.	Recent Accounting Pronouncements
All applicable pronouncements have been adopted by the Plan. There are no issued pronouncements that will require adoption in future periods.

4.	Investment in Flowers Foods, Inc. Common Stock Fund
The Plan held investments in the Company on December 31, 2024, and 2023 as shown in the following table:

	2024	2023
Number of common shares held	1,621,384	1,815,507
Fair value of common shares held (at $20.66 and $22.51 per common share, respectively)	$33,497,793	$40,867,063
Common shares as a percentage of the Plan’s total investments at fair value	3.90%	5.14%
Common shares as a percentage of Flowers Foods, Inc.	0.77%	0.86%
Short term investment fund	$260,541	$391,285
Regarding the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2024, there were approximately 1,609,840 units outstanding with a market value of approximately $20.97 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2023, there were approximately 1,807,780 units outstanding with a market value of approximately $22.81 per unit related to the Flowers Foods, Inc. Common Stock Fund. On December 31, 2024, and 2023, the Flowers Foods, Inc. Common Stock Fund held an investment in the Invesco Funds Government & Agency Portfolio, a short-term investment fund.

5.	Fair Value Measurements
The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:
Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.
Flowers Foods, Inc. Common Stock — Valued at the closing price reported on the active market on which the security is traded and is classified within Level 1 in the fair value hierarchy tables below.
Collective investment trust — The investments include a stable value fund and a series of target retirement trusts. The fair values of participation units held in the stable value fund are based on NAV to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity, then the stable value fund may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV on the measurement date. The fair value of the units held in the target retirement trusts are based on NAV of the underlying portfolio securities to reflect all fund investments at fair value. The retirement trusts permit redemptions daily. The Plan is permitted to redeem investment units at NAV on the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2024, and 2023:

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$289,902,003	$—	$—	$289,902,003
Flowers Foods, Inc. Common Stock Fund	33,758,334	—	—	33,758,334
Investments measured at net asset value (1)	—	—	—	535,655,589

Total investments at fair value	$323,660,337	$—	$—	$859,315,926

	Fair Value Measurements at December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$268,942,119	$—	$—	$268,942,119
Flowers Foods, Inc. Common Stock Fund	41,258,348	—	—	41,258,348
Investments measured at net asset value (1)	—	—	—	484,397,617

Total investments at fair value	$310,200,467	$—	$—	$794,598,084

(1)
In accordance with ASC
820-10,
certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV, as practical expedient, per share as of December 31,2024 and 2023, respectively.
As of December 31, 2024:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$56,346,493	N/A	Daily	30 days
Geneva Small Cap Growth Collective Fund C	16,954,975	N/A	Daily	30 days
Harbor Capital Appreciation CIT 4	1	N/A	Daily	30 days
Harbor Capital Appreciation CIT R	95,125,412	N/A	Daily	30 days
Vanguard Target Retire 2020 Trust II	15,478,517	N/A	Daily	30 days
Vanguard Target Retire 2025 Trust II	47,214,981	N/A	Daily	30 days
Vanguard Target Retire 2030 Trust II	72,060,031	N/A	Daily	30 days
Vanguard Target Retire 2035 Trust II	56,507,539	N/A	Daily	30 days
Vanguard Target Retire 2040 Trust II	40,972,532	N/A	Daily	30 days
Vanguard Target Retire 2045 Trust II	37,642,663	N/A	Daily	30 days
Vanguard Target Retire 2050 Trust II	38,038,323	N/A	Daily	30 days
Vanguard Target Retire 2055 Trust II	32,578,400	N/A	Daily	30 days
Vanguard Target Retire 2060 Trust II	16,052,693	N/A	Daily	30 days
Vanguard Target Retire 2065 Trust II	5,528,499	N/A	Daily	30 days
Vanguard Target Retirement Trust II	4,268,076	N/A	Daily	30 days
Vanguard Instl Target Retire 2070 Trust II	886,454	N/A	Daily	30 days

	$535,655,589

As of December 31, 2023:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$63,370,888	N/A	Daily	30 days
Geneva Small Cap Growth Collective Fund C	15,929,183	N/A	Daily	30 days
Harbor Capital Appreciation CIT 4	81,011,629	N/A	Daily	30 days
Vanguard Target Retire 2020 Trust II	17,049,908	N/A	Daily	30 days
Vanguard Target Retire 2025 Trust II	47,711,672	N/A	Daily	30 days
Vanguard Target Retire 2030 Trust II	65,821,686	N/A	Daily	30 days
Vanguard Target Retire 2035 Trust II	48,468,735	N/A	Daily	30 days
Vanguard Target Retire 2040 Trust II	36,110,343	N/A	Daily	30 days
Vanguard Target Retire 2045 Trust II	30,631,440	N/A	Daily	30 days
Vanguard Target Retire 2050 Trust II	31,251,825	N/A	Daily	30 days
Vanguard Target Retire 2055 Trust II	26,982,429	N/A	Daily	30 days
Vanguard Target Retire 2060 Trust II	12,286,592	N/A	Daily	30 days
Vanguard Target Retire 2065 Trust II	3,248,430	N/A	Daily	30 days
Vanguard Target Retirement Trust II	4,271,885	N/A	Daily	30 days
Vanguard Instl Target Retire 2070 Trust II	250,972	N/A	Daily	30 days

	$484,397,617

6.	Related Party and Party-in-Interest Transactions
On December 31, 2024, and 2023, the Plan held 1,621,384 shares and 1,815,507 shares of Flowers Foods, Inc. Common Stock, respectively, with a fair value of $33,497,793 and $40,867,063, respectively. During the year ended December 31, 2024, there were purchases and sales of shares in the Flowers Foods, Inc. Common Stock of $4,544,714 and $9,109,558, respectively.
Income (interest and dividen
ds
) from the Flowers Foods, Inc. Common Stock Fund was $1,616,408 for the year ended December 31, 2024.
Empower is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Empower qualify as party-in-interest
transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $871,195 for the year ended December 31, 2024.

7.	Plan Termination
Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

8.	Forfeitures
On December 31, 2024, and 2023, forfeited nonvested accounts totaled $894,090 and $601,409, respectively. In addition, forfeitures accounts are used to reduce future Company contributions including basic and match. During 2024 and 2023, Company basic and match contributions were reduced by $2,193,262 and $1,817,126, respectively, from forfeited nonvested accounts.

9.	Tax Status
The IRS has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

10.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Market risks include global events w hic
h could impact the value of investment securities, such as a pandemic, international conflict, trade wars and tariffs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11.	Subsequent Events
The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2024 EIN
No. 58-2582379
/ Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c) Description of Investment	(d) Cost**	(e) Current Value
	Putnam Stable Value Fun d	Collective Investment Trust ; 55,452,404 shares		$56,346,493
	Geneva Small Cap Growth Collective FD C	Collective Investment Trust ; 1,536,013 shares		16,954,975
	Harbor Capital Appreciation CIT 4	Collective Investment Trust ; 1 share		1
	Harbor Capital Appreciation CIT R	Collective Investment Trust ; 5,332,142 shares		95,125,412
	Vanguard Target Retire 2020 Trust II	Collective Trust Fund ; 330,032 shares		15,478,517
	The Vanguard Target Retire 2025 Trust II	Collective Trust Fund ; 955,189 shares		47,214,981
	The Vanguard Target Retire 2030 Trust II	Collective Trust Fund ; 1,410,729 shares		72,060,031
	Vanguard Target Retire 2035 Trust II	Collective Trust Fund ; 1,046,630 shares		56,507,539
	Vanguard Target Retire 2040 Trust II	Collective Trust Fund ; 708,132 shares		40,972,532
	Vanguard Target Retire 2045 Trust I I	Collective Trust Fund ; 623,120 shares		37,642,663
	Vanguard Target Retire 2050 Trust I I	Collective Trust Fund ; 617,305 shares		38,038,323
	Vanguard Target Retire 2055 Trust I I	Collective Trust Fund ; 394,794 shares		32,578,400
	Vanguard Target Retire 2060 Trust I I	Collective Trust Fund ; 246,509 shares		16,052,693
	Vanguard Target Retire 2065 Trust I I	Collective Trust Fund ; 137,868 shares		5,528,499
	Vanguard Target Retire Inc Trust I I	Collective Trust Fund ; 94,825 shares		4,268,076
	The Vanguard Target Retire 2070 Trust I I	Collective Trust Fund ; 36,241 shares		886,454

				535,655,589

	American Europacific Growth Fun d	Mutual Fund ; 522,613 shares		28,074,783
	Dodge & Cox Income X	Mutual Fund ; 3,157,045 shares		39,115,795
	Dodge & Cox Stock X	Mutual Fund ; 325,904 shares		83,819,254
	Seagall Bryant & Hamill SM CP VAL I N S	Mutual Fund ; 477,649 shares		7,112,187
	Vanguard Institutional Index Fu n d	Mutual Fund ; 176,259 shares		84,410,419
	Vanguard Small Cap Index In s tl	Mutual Fund ; 116,662 shares		13,433,577
	Vanguard Total Bond Market Index In s t	Mutual Fund ; 1,620,515 shares		15,362,486
	Vanguard Total Intl Stock Index In s tl	Mutual Fund ; 146,571 shares		18,573,502

				289,902,003
	Flowers Foods, Inc Common Stock Fund:
	Invesco Funds Government & Agen c y	Mutual Fund ; 260,541 shares		260,541
*	Flowers Foods, Inc. Common Sto ck	Common Stock ; 1,621,384 shares		33,497,793
*	Notes receivable from participant s	Notes, with interest rates between 9.75% and 10.5%		23,328,496

				$882,644,422

*	Parties-in-Interest (See Note 6)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 25, 2025	By:	/s/ John Cook
John Cook
Chair, Employee Benefits Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibit Index

Exhibit Number	Description

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP